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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.   X                Form 40-F.
                      --------                      --------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes.                  No.    X
                ---------            ---------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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     China Southern Airlines Company Limited (the "Company") on November 30,
2004 published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the resolution passed at the board meeting held on November 29, 2004. A copy of the English announcement is included in this Form 6-K of the Company.


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               [LOGO]         [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)


                                  ANNOUNCEMENT

--------------------------------------------------------------------------------
The Directors of the Company hereby announce that, on November 29, 2004, the Board held a Board meeting.
--------------------------------------------------------------------------------

China Southern Airlines Company Limited (the "Company") and all its directors (the "Directors") hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

On November 29, 2004, the fourth board of Directors (the "Board") held its third Board meeting at the headquarters of the Company at No. 278, Ji Chang Road, Guangzhou, Guangdong Province, People's Republic of China ("PRC"). The Board meeting was held in compliance with the relevant provisions of the PRC Company Law and the Company's Articles of Association. A total of 10 out of the 15 Directors attended the Board meeting. The Directors who attended the Board meeting considered and passed the following resolution:

1.   The proposed election of Mr. Liu Shao Yong as the Chairman of the Board.


                                              By order of the Board
                                                    SU LIANG
                                                Company Secretary


Guangzhou, the People's Republic of China
November 29, 2004

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Wang Chang Shun, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo and Wu Rong Nan as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED


                                         By   /s/ Su Liang
                                           -------------------------------------
                                           Name:  Su Liang
                                           Title: Company Secretary

Date: December 1, 2004